Mail Stop 3561

								October 3, 2005

Gilbert F. Amelio, CEO
Acquicor Technology Inc.
4910 Birch St., #102
Newport Beach, CA 92660

      Re:	Acquicor Technology Inc.
		Registration Statement on Form S-1
		Filed August September 2, 2005
      File No. 333-128058

Dear Mr. Amelio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $137,393,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in August of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Acquicor Technology. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

2. We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Wedbush Morgan Securities and ThinkEquity Partners to purchase a total of up to 1,250,000 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

4. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

5. We note the disclosure in the summary and business section that "many companies will need visionary leadership...in order to make their businesses responsive to these market trends. This will afford us an opportunity to lend our management skills and technology expertise to the task of growing these businesses." Discuss in an appropriate place the company`s expectation as to whether the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

6. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

7. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

8. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

9. We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants or the Option.
Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 "to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Cover page of Prospectus

10. Please revise the second paragraph to indicate the offering price per unit.

Cautionary Note Regarding Forward Looking Statements, page ii

11. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus."

Prospectus Summary, page 1

12. Please disclose whether the company will only consider entering into a business combination with U.S. companies.




13. Please clarify the statements "[w]ith the development of the Internet came the broad adoption of the Internet Protocol ("IP") standard, which facilitates the transfer of information in a uniform digital format. The convergence of technologies...is now being extended... Many legacy technologies are migrating to the IP standard." Also revise the summary section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.
Further, we note that you make assertions regarding market conditions. Supplementally, please provide us with reasonable support for the assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.

14. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

15. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Wedbush Morgan Securities and ThinkEquity Partners as a result of the exercise of the Underwriters` option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Wedbush Morgan Securities and ThinkEquity Partners have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

16. We note that certain of the disclosure in this section and the business section appears to be somewhat promotional in nature
(e.g.,
"visionary leadership", etc.) and should be removed. Please revise.

17. We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the issuance of additional equity securities in a private placement or through the issuance of debt securities. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the company`s determination to raise $150,000,000 in this offering. We may have further comment.

18. We note that you "will not limit [your] evaluation strictly to companies within" your "sector focus" even though the bulk of your disclosure in this prospectus focuses on the technology, multimedia and networking sectors and your management`s expertise appears to be focused in the same industry groups. Please revise to discuss how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify if they will be required to seek assistance in their evaluation of such company and if so, who the company has selected to assist them in such an evaluation or how the company will go about determining who will assist them in such an evaluation.

19. To the extent that you end up acquiring a company not in the technology, multimedia and networking sectors, a substantial portion of your disclosure in this prospectus appears speculative. Please advise or revise.

20. We note the disclosure that Acquicor Management LLC has agreed to vote its shares "in accordance with the majority." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

Risk Factors, page 7

21. If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

22. We note that you are not limited to acquiring a company operating in the technology, multimedia and networking sectors. Because of your ability to look outside the technology, multimedia and networking sectors, it would appear your disclosure discussing the risks of such industry is speculative. In the event you consummate a combination with a non-technology, multimedia and networking sector company, the risks discussed on pages 20 - 23 would be moot. Please advise or revise.

23. In risk factor number 16, which appears on page 12, or elsewhere as appropriate, disclose for each officer and/or director of the company each instance in which they have a fiduciary obligation which prior to and/or takes priority over the fiduciary obligation it has to the company.



Use of Proceeds, page 28

24. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

25. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $400,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $200,000 allocated to due diligence and a line item of working capital to cover miscellaneous expenses in the amount of $410,000. Please explain why there are two separate amounts for due diligence and another line item for similar expenses.
Please reconcile these line items with the disclosure in the third paragraph on page 25 that "[w]e intend to use the excess working capital for other expenses...as well as for reimbursement of any out-of-pocket expenses." Please explain which line item would be allocated to pay directors, officers and special advisors for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company`s search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to directors, officers and special advisors for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

26. In this section and the MD&A section, please explain in greater detail the allocation of $425,000 for working capital.

27. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

28. Please clarify which line items in the use of proceeds table the reimbursements will be paid from and the possible finder`s fee.

Management`s Discussion and Financial Analysis, page 30

29. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses...including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

30. In the discussion of the valuation methodology of the purchase option granted to Wedbush Morgan Securities and ThinkEquity Partners, volatility was derived utilizing the historical stock prices of 49 companies in the technology, multimedia and networking sectors with market capitalization of approximately $100 Million to $500 Million.
Discuss the reasons why these companies were selected for such purposes, what factors were focused on in determining to select these companies, why 49 companies were selected, and how this selection process relates to the company`s determination of potential business combination candidates. We may have further comment.

Proposed Business, page 30

31. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.

Source of target business, page 35

32. We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.

Fair market value of target business, page 36

33. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Possible lack of business diversification, page 37

34. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.




Employees, page 41

35. Please disclose the amount of hours per week that management expects to spend on the affairs of the company.

Management, page 45

36. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

Certain Transactions, page 49

37. We note the statement that "[t]here is no limit on the amount of accountable out-of-pocket expenses reimbursable by us." Please discuss this statement in the use of proceeds section.

Principal Stockholders, page 52

38. For Acquicor Management LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

39. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Underwriting, page 54

40. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division`s Office of
Chief Counsel.

41. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Financial Statements, page F-1

42. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Note C - Proposed Offering, page F-8

43. On page F-9 you state the options to purchase 1,250,000 units consist of one share of common stock and one warrant. Elsewhere in the document, you state that each unit consists of one share of common stock and two warrants. Please revise the document to provide consistent disclosure.

44. Please expand Note C to disclose any net settlement provisions of the underwriter purchase options.

Exhibit 23

45. Provide a current consent of the independent accountant in any amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kenneth L. Guernsey, Esq.
	Fax: (415) 693-2222
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Gilbert F. Amelio
Acquicor Technology Inc.
October 3, 2005
Page 1